MECHEL REPORTS THE 2015 FINANCIAL RESULTS

Revenue amounted to 253,141 million rubles
Consolidated EBITDA(a) amounted to 45,730 million rubles
Net loss attributable to shareholders of Mechel PAO amounted to 115,163 million rubles

Moscow, Russia – May 13, 2016 – Mechel PAO (MICEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the full year 2015

In accordance with legislation of the Russian Federation, starting from financial results for the year 2015 the Company will be reporting its financial statements in accordance with International Financial Reporting Standards (IFRS). Presentation currency will be Russian ruble.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the 2015 results:

“2015 was a complicated year for our company, but nevertheless a vital one. Our key event was reaching agreement in principle with the majority of our lenders on restructuring our debt. Even though not all official documents were signed in 2015, our main efforts and talks on restructuring conditions were made in that period. As of now, the company has announced signing deals with major lender banks as well as reaching an agreement with Gazprombank with the bank acquiring a share in the Elga project. So we may consider that the restructuring’s pivot point has been passed.

In 2015, our revenue went up by 4% to reach 253,141 million rubles, with EBITDA up by 54% to reach 45,730 million rubles, as the EBITDA margin reached 18% and adjusted operating income up by 140% year-on-year. The 115,163 million ruble net loss was largely due to negative currency rate trends.

Mechel’s operational and financial results improved to a large extent due to the fact that our key projects whose implementation had caused our company’s debt growth, are reaching target capacity utilization levels and increase returns on invested capital.

At Elga Coal Complex, four million tonnes of coal were mined last year, with coking coal accounting for two-thirds of that amount. Five million tonnes are planned to be mined in 2016. Starting in 2016, we began supplying rails produced by Chelyabinsk Metallurgical Plant’s universal rolling mill to Russian Railways, which will enable us to fully utilize the mill’s potential for producing high-margin products. Rail supplies to Russian Railways may amount to from 150,000 to 250,000 tonnes this year, with the mill’s overall output totaling over 500,000 tonnes of products.

The strengthening of steelmaking commodity and steel markets which we currently observe enable us to confidently conduct our operations and sales with a view to the company’s further development.”

* Please find the calculation of the EBITDA(a) and other measures used here and hereafter in Attachment A

Consolidated Results For The Full Year 2015

Mln rubles	FY 2015	FY 2014
Revenue
from external customers	253,141	243,992	4%

Adjusted operating income	29,203	12,147	140%

EBITDA (a)	45,730	29,759	54%

EBITDA (a), margin	18%	12%

Net loss attributable to shareholders of Mechel PAO	(115,163)	(132,704)	-13%

Adjusted net (loss) / income	(40,165)	(7,609)	428%

Net debt	506,891	407,240	25%

Trade working capital	(9,293)	(12,603)	-26%

Mining Segment

Mechel Mining Management OOO’s Chief Executive Officer Pavel Shtark noted:

“In 2015 the trend in steelmaking commodity markets was mostly negative. China’s demand for coal imports took a constant downturn as facilities producing semi-finished steel goods faced massive closure. Imports were pushed out by local Chinese producers with the help of measures consistently taken by Chinese authorities. With this in mind, major Australian producers persisted in the policy of tough price competition with other global suppliers for the share in the market. Spot prices for coking coal plummeted, widening the gap with contract prices. As a result, the price for coking coal concentrate on the global market fell by more than 30% from $117 FOB in 1Q2015 to $81 FOB in 1Q2016 — further than it has been for many years.

In these conditions, our mining segment faced cuts in metallurgical coal sales. The chief decrease was in export sales, especially to China. At the same time the company increased coal supplies for internal use, for example, Elga coals replaced those coals that the Group’s enterprises used to acquire from third parties. Meanwhile, the growth of ruble denominated prices for coal offered significant compensation for the decrease in sales due to ruble devaluation. As a result, the segment’s revenue from sales to third parties demonstrated positive dynamics, while inter-segment revenue went up by a third. With operational costs at a stable level, the segment demonstrated a significant growth of its operational income and EBITDA, while its EBITDA margin reached 25%.

In the first quarter 2016, we saw some positive trends on the steel raw materials markets which led to contract prices reaching $84 per tonne, with spot prices rising higher than contract prices in April-May — for the first time since mid-2013. Considering low production costs at our mining assets and the decrease in transport costs due to ruble devaluation, the company’s products remain highly competitive both domestically and internationally, which will enable us to further demonstrate stable financial results.”

Mln rubles	FY 2015	FY 2014
Revenue
from external customers	80,632	79,509	1%

Revenue intersegment	28,091	21,049	33%

EBITDA(a)	26,831	13,359	101%

EBITDA (a), margin (4)	25%	13%

Steel Segment

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“Throughout practically all of last year, we had to cope with weakened demand for steel products in the construction industry which is crucial for the segment’s sales structure. Russian long steel market in 2015 went down by 14% due to the decrease in construction volumes as the overall economic situation worsened, with effective demand going down and the state and business investment activity slowing down. Despite a significant decrease in visible consumption of construction-grade long steel in Russia, we maintained the volume of domestic sales at the level of the previous year, increasing our share at this strategically important market. We also optimized our sales portfolio for other types of long steel products, minimizing manufacture of low value-added products. We even managed to increase sales of some types of products, such as flat steel. Nevertheless, overall sales decreased tonnage-wise year-on-year. At the same time, ruble devaluation had a positive impact on domestic prices, which was the major cause of the growth of the segment’s revenue. Due to our efforts on optimizing our product range by increasing the share of high value-added products and cost control, the segment demonstrated a growth of operating income and EBITDA.

The increase of high value-added products’ share in our sales structure was largely thanks to the capacity utilization growth of the universal rolling mill. In 2015 the mill produced 175,000 tonnes and is due to more than double that volume this year. We consider Russian beam and rail markets to be among the most promising markets for the steel segment due to limited supply from domestic producers. Thus the mill’s contribution to the segment’s financial results will be more and more tangible each year.”

Mln rubles	FY 2015	FY 2014
Revenue
from external customers	146,032	138,660	5%

Revenue intersegment	6,972	8,207	-15%

EBITDA(a)	17,127	14,906	15%

EBITDA(a), margin	11%	10%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Pyotr Pashnin noted:

“Last year, our segment demonstrated, as usual, stable operational profit. Electricity generation and sales topped those of the previous year, while heat production and sales saw a moderate decrease primarily due to climatic factors. As a result, we demonstrated a small increase in revenue from sales to third parties, while our EBITDA(a) went up by nearly half.”

Mln. rubles	FY 2015	FY 2014
Revenue
from external customers	26,477	25,823	3%

Revenue intersegment	14,990	13,731	9%

EBITDA(a)	2,090	1,403	49%

EBITDA(a), margin (4)	5%	3%

***

The management of Mechel will host a conference call today at 18:00 p.m. Moscow time (4:00 p.m. London time, 11 a.m. New York time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Alexey Lukashov
Director of Investor Relations
Mechel PAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
alexey.lukashov@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the FY 2015 Earnings Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA (a)) represents net income or loss before Depreciation, depletion and amortization, Foreign exchange loss (gain), Finance costs, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, Allowance for doubtful accounts, Write-offs of inventories to net realisable value, (Profit) loss after tax for the year from discontinued operations, net, Net result on the disposal of subsidiaries, Amount attributable to non-controlling interests, Income taxes, Loss (profit) from pension obligations, Fines and penalties, Gain from accounts payable write-off and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our net revenues. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Adjusted net income / (loss) represents net income / (loss) before Impairment of goodwill and other non-current assets, Allowance for amounts due from related parties, (Profit) loss after tax for the year from discontinued operations, net, Net result on the disposal of subsidiaries, Effect on net profit (loss) attributable to non-controlling interests, Foreign exchange loss (gain), Loss (profit) from pension obligations, Fines and penalties, Gain from accounts payable write-off and Other one-off items. Our adjusted net income / (loss) may not be similar to adjusted net income / (loss) measures of other companies. Adjusted net income / (loss) is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted net income / (loss) provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations. While impairment of goodwill and other non-current assets and allowance for amounts due from related parties are considered operating costs under IFRS, these expenses represent the non-cash current period allocation of costs associated with assets acquired or constructed in prior periods. Our adjusted net income / (loss) calculation is used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculations of Net debt and trade working capital are presented below:

Mln RUB	31.12.2015	31.12.2014	01.01.2014
Short-term borrowings and current portion of long-term debt	444,199	371,903	265,026
Interest payable	27,269	13,093	2,052
Fines and penalties on overdue amounts	20,206	1,522	—
Long-term debt	4,308	9,346	25,251
Derivative instruments	—	—	823
less Cash and cash equivalents	(3,079)	(3,983)	(8,979)
Net debt, excluding finance lease liabilities	492,903	391,881	284,173

Finance lease liabilities, current portion	13,507	15,213	10,809
Finance lease liabilities, non-current portion	481	146	2,973
Net debt	506,891	407,240	297,955

Mln RUB	31.12.2015	31.12.2014	01.01.2014

Trade and other receivables	15,981	19,808	22,477
Due from related parties, net of allowance	96	138	196
Inventories	35,189	36,337	46,629
Other current assets	8,127	8,750	7,225
Trade current assets	59,393	65,033	76,527

Trade and other payables	54,524	61,493	51,973
Advances received	3,492	4,286	4,290
Provisions and other current liabilities	2,558	2,166	1,560
Taxes and social charges payable	8,034	9,647	7,440
Due to related parties	78	44	1,024
Trade current liabilities	68,686	77,636	66,287

Trade working capital	(9,293)	(12,603)	10,240

Adjusted EBITDA can be reconciled to our consolidated statements of operations as follows:

* Calculations of Net debt could differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

Consolidated Results			Mining Segment **			Steel Segment**		Power Segment**
Mln RUB	12m 2015	12m 2014	12m 2015	12m 2014	12m 2015	12m 2014	12m 2015	12m 2014
Net loss attributable to shareholders of Mechel PAO	(115,163)	(132,704)	(71,120)	(86,787)	(41,438)	(45,356)	(2,286)	(651)
Add:
Depreciation, depletion and amortization	14,085	14,429	9,106	8,747	4,650	5,391	329	291

Foreign exchange loss (gain), net	71,106	103,176	49,872	70,553	21,122	32,910	111	(287)

Finance costs	60,452	28,110	33,880	15,045	25,645	12,966	2,173	1,208

Finance income	(183)	(107)	(1,030)	(777)	(344)	(390)	(55)	(48)

Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, allowance for doubtful accounts and write-offs of inventories to net realisable value	4,772	12,710	900	1,357	2,122	10,658	1,751	696

(Profit) loss after tax for the year from discontinued operations, net	(932)	11,702	(764)	13,141	(168)	(1,468)	—	29

Net result on the disposal of subsidiaries	19	89	—	—	19	89	—	—

Amount attributable to non-controlling interests	535	(1,263)	(444)	(971)	812	(408)	166	114

Income taxes	8,322	(8,822)	5,632	(8,435)	2,794	(374)	(103)	(13)

Loss (profit) from pension obligations	50	(6)	125	(5)	(81)	(7)	6	7

Fines and penalties	1,598	915	707	755	890	189	—	(29)

Gain from accounts payable write-off	(224)	(38)	(33)	(2)	(190)	(35)	(1)	—

Other one-off items	1,293	1,568	—	741	1,293	742	—	86

Adjusted EBITDA	45,730	29,759	26,831	13,359	17,127	14,906	2,090	1,403

Adjusted EBITDA, margin	18%	12%	25%	13%	11%	10%	5%	3%
Mln RUB	12m 2015	12m 2014	12m 2015	12m 2014	12m 2015	12m 2014	12m 2015	12m 2014

Net loss attributable to shareholders of Mechel PAO	(115,163)	(132,704)	(71,120)	(86,787)	(41,438)	(45,356)	(2,286)	(651)

Add:
Impairment of goodwill and other non-current assets	1,460	7,996	—	(19)	16	8,015	1,444	—

Allowance for amounts due from related parties	43	126	43	126	—	—	—	—

(Profit) loss after tax for the year from discontinued operations, net	(932)	11,702	(764)	13,141	(168)	(1,468)	—	29

Net result on the disposal of subsidiaries	19	89	—	—	19	89	—	—

Effect on profit (loss) attributable to non-controlling interests	585	(433)	—	—	560	(433)	25	—

Foreign exchange loss (gain), net	71,106	103,176	49,872	70,553	21,122	32,910	111	(287)

Loss (profit) from pension obligations	50	(6)	125	(5)	(81)	(7)	6	7

Fines and penalties	1,598	915	707	755	890	189	—	(29)

Gain from accounts payable write-off	(224)	(38)	(33)	(2)	(190)	(35)	(1)	—

Other one-off items	1,293	1,568	—	741	1,293	742	—	85

Adjusted net (loss) income, net of income tax	(40,165)	(7,609)	(21,170)	(1,498)	(17,978)	(5,355)	(701)	(846)

Operating profit (loss)	24,068	887	15,895	1,718	8,456	(1,347)	35	424

Add:
Impairment of goodwill and other non-current assets	1,460	7,996	—	(19)	16	8,015	1,444	—

Allowance for amounts due from related parties	43	126	43	126	—	—	—	—

Loss on write-off of property, plant and equipment	691	661	199	309	492	242	—	110

Loss (profit) from pension obligations	50	(6)	125	(5)	(81)	(7)	6	7

Fines and penalties	1,598	915	707	755	890	189	—	(29)

Other one-off items	1,293	1,568	—	741	1,293	742	—	85

Adjusted operating income	29,203	12,147	16,969	3,624	11,066	7,834	1,486	597

** including intersegment operations

Attachment B

Consolidated statement of financial position
(All amounts are in millions of Russian rubles)

	December 31,	December 31,	January 1,
	2015	2014	2014
Assets
Current assets
Cash and cash equivalents	3,079	3,983	8,979
Trade and other receivables	15,981	19,809	22,477
Due from related parties, net of allowance	96	138	196
Inventories	35,189	36,337	46,629
Income tax receivables	603	578	2,936
Other current financial assets	45	186	360
Other current assets	8,127	8,750	7,225

Total current assets	63,120	69,781	88,802

Assets of disposal group classified as held for sale		8,696

Non-current assets
Property, plant and equipment	215,844	224,299	226,253
Mineral licenses	38,517	40,122	51,727
Non-current financial assets	194	489	543
Investments in associates	284	274	251
Deferred tax assets	1,492	1,438	517
Goodwill	21,378	22,697	22,520
Other non-current assets	1,243	1,462	2,481

Total non-current assets	278,952	290,781	304,292

Total assets	342,072	369,258	393,094

Equity and liabilities
Current liabilities
Interest-bearing loans and borrowings, including Interest payable, fines and penalties on overdue amounts of RUB 47,475 million, RUB 14,615 million and RUB 2,052 million as of December 31, 2015, 2014 and January 1, 2014	491,674	386,518	267,078
Trade and other payables	54,524	61,493	51,973
Advances received	3,492	4,286	4,290
Due to related parties	78	44	1,024
Provisions	2,532	2,130	1,531
Pension obligations	1,120	1,072	877
Finance lease liabilities	13,507	15,213	10,809
Income tax payable	5,549	3,033	3,173
Tax payable other than income tax	8,034	9,647	7,440
Other current liabilities	26	36	29

Total current liabilities	580,536	483,472	348,224

Liabilities of disposal group classified as held for sale		8,607

Non-current liabilities
Interest-bearing loans and borrowings	4,308	9,346	25,251
Provisions	3,439	2,998	4,303
Pension obligations	3,746	3,445	4,903
Finance lease liabilities	481	146	2,973
Deferred tax liabilities	11,090	3,053	17,475
Other non-current liabilities	189	1,157	3,453
Income tax payable	137	3,447

Total non-current liabilities	23,390	23,592	58,358

Total liabilities	603,926	515,671	406,582

Equity
Common shares	4,163	4,163	4,163
Preferred shares	833	833	833
Additional paid-in capital	28,322	25,592	25,591
Accumulated other comprehensive income (loss)	445	1,018	(11)
Accumulated deficit	(301,565)	(186,272)	(53,564)

Equity attributable to equity shareholders of Mechel PAO.	(267,802)	(154,666)	(22,988)
Non-controlling interests	5,948	8,253	9,500

Total equity	(261,854)	(146,413)	(13,488)

Total equity and liabilities	342,072	369,258	393,094

Consolidated statement of profit (loss) and other comprehensive income (loss)
(All amounts are in millions of Russian rubles)

	Year ended December	Year ended December
	31, 2015	31, 2014
Continuing operations
Revenue	253,141	243,992
Cost of goods sold	(151,334)	(153,057)

Gross profit	101,807	90,935

Selling and distribution expenses	(51,117)	(55,661)
Loss on write-off of property, plant and equipment	(691)	(661)
Impairment of goodwill and other non-current assets	(1,460)	(7,996)
Allowance for doubtful accounts	(1,464)	(3,671)
Taxes other than income taxes	(5,853)	(6,469)
Allowance for amounts due from related parties	(43)	(126)
Administrative and other operating expenses	(17,300)	(16,315)
Other operating income	189	851

Total selling, distribution and operating expenses, net	(77,739)	(90,048)

Operating profit	24,068	887

Finance income	183	107
Finance costs	(60,452)	(28,110)
Foreign exchange gain (loss), net	(71,106)	(103,176)
Share of profit of associates		7
Other income	526	684
Other expenses	(347)	(1,486)

Total other income and (expense), net	(131,196)	(131,974)

Loss before tax from continuing operations	(107,128)	(131,087)
Income tax (expense) benefit	(8,322)	8,822
Loss for the year from continuing operations	(115,450)	(122,265)
Discontinued operations
Profit (loss) after tax for the year from discontinued operations, net	822	(11,702)
Loss for the year	(114,628)	(133,967)

Attributable to:
Equity holders of the parent	(115,163)	(132,704)
Non-controlling interests	535	(1,263)

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods, net of income tax:	295	1,170
Exchange differences on translation of foreign operations	287	1,168
Net gain on available for sale financial assets	8	2
Other comprehensive loss not to be reclassified to profit or loss in subsequent periods, net of income tax:.	(194)	(127)
Re-measurement losses on defined benefit plans	(194)	(127)

Other comprehensive income for the year, net of tax	101	1,043

Total comprehensive loss for the year, net of tax	(114,527)	(132,924)

Attributable to:
Equity holders of the parent	(115,064)	(131,675)
Non-controlling interests	537	(1,249)
Earnings (loss) per share
Weighted average number of common shares	416,270,745	416,270,745
Basic and diluted, loss for the year attributable to ordinary equity holders of the parent	(276.65)	(318.79)
Loss per share from continuing operations (Russian rubles per share) basic and diluted	(278.44)	(289.96)
Earnings (loss) per share from discontinued operations (Russian rubles per share)	1.79	(28.83)

onsolidated statement of Cash Flows
(All amounts are in millions of Russian rubles, unless stated otherwise)

	Year ended December 31,
	2015	2014
Cash flows from operating activities
Net loss	(114,628)	(133,967)
(Profit) loss from discontinuing operations, net of income tax	(822)	11,702
Net loss from continuing operations	(115,450)	(122,265)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:
Depreciation	12,397	12,639
Depletion and amortization	1,688	1,790
Foreign exchange loss	71,106	103,176
Deferred income taxes	7,946	(15,525)
Allowance for doubtful accounts	1,464	3,671
Allowance for amounts due from related parties	43	126
Write-off of accounts receivable	247	185
Write-off of taxes receivable		1,605
Write-offs of inventories to net realisable value	1,003	394
Revision in estimated cash flows of rehabilitation provision	(47)	(236)
Loss on write-off of property, plant and equipment	691	661
Impairment of goodwill and non-current assets	1,460	7,996
Loss (gain) on sale of property, plant and equipment	102	85
Gain on sale of investments		(483)
Gain on accounts payable with expired legal term	(222)	(37)
Pension benefit plan curtailment gain	(142)	(58)
Pension service cost and actuarial loss, other expenses	192	52
Finance income	(183)	(107)
Finance costs	60,452	28,110
Other	480	1,492
Changes in working capital items :
Trade and other receivables	4,719	2,089
Inventories	1,873	14,565
Trade and other payables	(7,972)	(1,640)
Advances received	(664)	62
Taxes payable and other current liabilities	(1,465)	8,771
Settlements with related parties	(275)	(29)
Other current assets	997	(822)
Interest received	25	22
Interest paid	(28,910)	(14,963)
Income taxes paid	(1,437)	(2,509)
Net operating cash flows of discontinued operations	(136)	(745)

Net cash provided by operating activities	9,982	28,072

Cash flows from investing activities
Monthly installments for acquisition of DEMP	(4,819)	(3,223)
Proceeds from disposal of securities	143	538
Loans issued and other investments	(6)	(36)
Proceeds from disposal of Bluestone	101
Proceeds from disposal of subsidiaries	76	632
Purchases avaliable for sale securities		(113)
Proceeds from loans issued	15	151
Proceeds from disposals of property, plant and equipment	405	830
Purchases of property, plant and equipment	(5,076)	(11,365)
Purchases of mineral licenses and other related payments	(71)
Interest paid, capitalized	(830)	(5,141)
Net investing cash flows of discontinued operations		(12)
Net cash used in investing activities	(10,062)	(17,739)

Cash flows from financing activities
Proceeds from borrowings	13,875	64,469
Repayment of borrowings	(11,896)	(77,761)
Dividends paid	(4)	(4)
Dividends paid to noncontrolling interest	(1)	(6)
Acquisition of noncontrolling interest in subsidiaries	(1)	(1,425)
Repayment of obligations under finance lease	(2,677)	(1,863)
Sale leaseback proceeds		675
Net financing cash flows of discontinued operations		(105)
Net cash used in financing activities	(704)	(16,020)

Effect of exchange rate changes on cash and cash equivalents	331	901

Net decrease in cash and cash equivalents	(453)	(4,786)
Cash and cash equivalents at beginning of period	1,344	6,130

Cash and cash equivalents at end of period	891	1,344